             As filed with the Securities and Exchange Commission on May 2, 2002
                                                      Registration No. 333-84368


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                           ACCLAIM ENTERTAINMENT, INC.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Delaware                                             38-2698904
-------------------------------                ---------------------------------
(State or other jurisdiction of                (IRS Employer Identification No.)
incorporation or organization)

                                One Acclaim Plaza
                            Glen Cove, New York 11542
                                 (516) 656-5000
   -------------------------------------------------------------------------
   (Address and telephone number of registrant's principal executive offices)

                              Gregory E. Fischbach
                             Chief Executive Officer
                           Acclaim Entertainment, Inc.
                                One Acclaim Plaza
                            Glen Cove, New York 11542
                                 (516) 656-5000
             -------------------------------------------------------
            (Name, address and telephone number of agent for service)

                                    Copy to:


                               Joel A. Yunis, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 940-8800


                        ---------------------------------

          Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


Title of each class of                                     Proposed maximum          Proposed maximum              Amount of
security to be registered      Amount to be registered     aggregate price per unit  aggregate offering price      registration fee
-------------------------      -----------------------     ------------------------  ------------------------      ----------------

Common   Stock,   par   value
$0.02 per share ...............     8,714,395(1)(2)                  $5.22                   $45,489,141                $4,185

(1) To be offered from time to time by selling stockholders based upon prevailing market prices.


(2) This Registration Statement covers the offer and sale by the selling stockholders of (i) 7,166,667 shares of common stock issued in a February 2002 private placement to certain qualified institutional buyers and accredited investors; (ii) 1,250,000 shares issuable upon the exercise of warrants granted to certain officers and directors of the issuer in connection with their providing collateral to the issuer's primary lender; and (iii) 297,728 shares issuable upon the exercise of warrants granted to the issuer's primary lender in connection with the waiver of certain debt covenants and certain amendments to the issuer's credit facility. This Registration Statement also covers an indeterminate number of shares of Acclaim Entertainment, Inc. common stock that may be issuable by reason of stock splits, stock dividends, or other adjustments in accordance with Rule 416 under the Securities Act of 1933.

(3) The proposed maximum aggregate price per unit was estimated pursuant to Rule 457(c) promulgated under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of high and low prices of the registrant's common stock as quoted on The Nasdaq SmallCap Market System on April 30, 2002. This amount has been paid.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                     SUBJECT TO COMPLETION DATED MAY 2, 2002



                                   PROSPECTUS


                        --------------------------------


                           ACCLAIM ENTERTAINMENT, INC.

                        8,714,395 SHARES OF COMMON STOCK



     This prospectus covers the resale of 8,714,395 shares of Acclaim's common stock by the selling stockholders named in this prospectus. Acclaim will not receive any proceeds from the sale of any shares by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."




         SEE "RISK FACTORS" BEGINNING ON PAGE 1 FOR A DISCUSSION OF INVESTMENT RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK OFFERED AND SOLD BY THIS PROSPECTUS.


         Our common stock is traded on The Nasdaq SmallCap Market System under the symbol "AKLM." On April 30, 2002, the last reported sale price of the common stock was $5.36 per share.


         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                                ________ __, 2002

                                TABLE OF CONTENTS

                                                                     Page Number


RISK FACTORS.................................................................  1
INFORMATION ABOUT ACCLAIM.................................................... 10
USE OF PROCEEDS.............................................................. 13
SELLING STOCKHOLDERS......................................................... 14
PLAN OF DISTRIBUTION......................................................... 20
LEGAL PROCEEDINGS............................................................ 22
LEGAL MATTERS................................................................ 22
EXPERTS...................................................................... 22
FORWARD-LOOKING STATEMENTS................................................... 23
WHERE YOU CAN FIND MORE INFORMATION.......................................... 23

                                  RISK FACTORS

         Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:


OUR ABILITY TO MEET CASH REQUIREMENTS AND MAINTAIN NECESSARY LIQUIDITY RESTS IN PART ON THE COOPERATION OF OUR PRIMARY LENDER AND VENDORS, AND OUR ABILITY TO ACHIEVE OUR PROJECTED REVENUE LEVELS

         We rely on our primary lender to assist us in meeting our cash needs on an ongoing basis. We also rely on our vendors to provide us with favorable payment terms. If we do not substantially achieve our projected revenue levels for fiscal 2002, fail to operate within our projected expense levels, or do not receive the ongoing support of our lender and our vendors, we may be unable to meet our cash and operating requirements for the next twelve months, which would require additional financing to fund operations and/or the implementation of expense reductions, and which may result in a default under our North American credit agreement. Some of these measures would require third-party consents or approvals, including that of our lender, and there can be no such assurance that those consents or approvals, or additional financing, could be obtained. Based on the interim support provided by our lender, from time to time, in the form of advances against receivables and inventory and periodic discretionary supplemental loans, our recent repayment in full of our 10% convertible subordinated notes, our February 2002 private placement of common stock for net proceeds of $19.8 million, the ongoing support of our vendors and anticipated positive cash flow from operations, we expect to meet our currently projected cash and operating requirements for the next twelve months, although this is not assured.

         If a default were to occur under our credit agreement and is not timely cured or waived by our lender or if this were to happen and our debt could not be refinanced or restructured, our lender could pursue its remedies, including:
(1) penalty rates of interest; (2) demand for immediate repayment of the debt; and/or (3) the foreclosure on any of our assets securing the debt. If this were to happen and we were liquidated or reorganized, after payment to the creditors, there would likely be insufficient assets remaining for any distribution to our stockholders.

         In March 2002, we amended certain provisions of our credit agreement and factoring agreements with our lender, and we are currently negotiating with our lender to amend and restate those agreements. Although we currently comply with the financial covenants contained in the agreement with our lender, in the past we have received waivers for noncompliance with such covenants. We cannot make any assurances that we will continue to be able to comply with the financial covenants, or that if we do not comply, that such noncompliance will be waived.

         The actions we have taken have contributed to returning our annual operations to profitability in fiscal 2001 and the first half of fiscal 2002, and we currently anticipate no need to implement further expense reductions. However, we cannot assure our stockholders and investors that we will achieve the overall projected sales levels based on our planned product release schedule, achieve profitability or achieve the cash flows necessary to avoid further expense reductions in fiscal 2002. See "Industry Trends, Console Transitions and Technological Change May Adversely Affect Our Revenues and Profitability".

GOING CONCERN CONSIDERATION


         At August 31, 2001, our independent auditors' report, as prepared by KPMG LLP and dated October 23, 2001, which appears in our 2001 Form 10-K, includes an explanatory paragraph relating to substantial doubt as to our ability to continue as a going concern, due to our working capital and stockholders' deficits at August 31, 2001 and the recurring use of cash in operating activities.

         Since the date of this auditors' report, we have retired $12.7 million and converted $4.3 million in principal amount of our convertible subordinated notes in exchange for common stock and repaid the remaining $12.2 million principal amount in full on March 1, 2002, completed a private placement for net proceeds of $19.8 million, and maintained profitable operations. These factors have improved our working capital position and eliminated our stockholders' deficit. We believe our improved working capital position and stockholders' equity have contributed to our ability to continue as a going concern.


REVENUES AND LIQUIDITY ARE DEPENDENT ON TIMELY INTRODUCTION OF NEW TITLES

         The timely shipment of a new title depends on various factors, including the development process, debugging, approval by hardware licensors, and approval by third-party licensors. It is likely that some of our titles will not be released in accordance with our operating plans. Because net revenues associated with the initial shipments of a new product generally constitute a high percentage of the total net revenues associated with the life of a product, a significant delay in the introduction of one or more new titles would negatively affect or limit sales (as was the case in the first quarter of fiscal
2002) and have a negative impact on our financial condition, liquidity and results of operations, as was the case in fiscal 2000 and 2001. We cannot assure stockholders that our new titles will be released in a timely fashion in accordance with our business plan.


         The average life cycle of a new title generally ranges from less than three months to upwards of twelve to eighteen months, with the majority of sales occurring in the first 30 to 120 days after release. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older titles and increase the importance of our ability to release new titles on a timely basis. Therefore, we are constantly required to introduce new titles in order to generate revenues and/or to replace declining revenues from older titles. In the past, we experienced delays in the introduction of new titles, which have had a negative impact on our results of operations. The complexity of next-generation systems has resulted in higher development expenditures, longer development cycles, and the need to carefully monitor and plan the product development process. If we do not introduce titles in accordance with our operating plans for a period, our results of operations, liquidity and profitability in that period could be negatively affected.

INDUSTRY TRENDS, CONSOLE TRANSITIONS AND TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY

         The life cycle of existing game systems and the market acceptance and popularity of new game systems significantly affects the success of our products. We cannot guarantee that we will be able to predict accurately the life cycle or popularity of each system. If we (1) do not develop software for games consoles that achieve significant market acceptance; (2) discontinue development of software for a system that has a longer-than-expected life cycle;
(3) develop software for a system that does not achieve significant popularity; or (4) continue development of software for a system that has a shorter-than-expected life cycle, our revenues and profitability may be negatively affected and we could experience losses from operations.

         In addition, the cyclical nature of the video and computer games industry requires us to continually adapt software development efforts to emerging hardware systems. The industry recently completed a hardware transition from 32-bit and 64-bit to 128-bit game consoles such as Sony's PlayStation 2, Nintendo's GameCube and Microsoft's Xbox. Although the initial launch of the Xbox in the U.S. and the GameCube in the U.S. and Japan appears to have been successful, no assurance can be given that these new game consoles will achieve commercial success worldwide similar to and/or consistent with the previous level of installed bases of the 32-bit PlayStation or 64-bit N64, nor can any assurances be made as to the timing of their success. For example, in early 2001, Sega announced its plans to exit the hardware business, cease distribution and sales of its Dreamcast console and re-deploy its resources to develop software for multiple consoles. In addition, we cannot guarantee that we will be successful in developing and publishing software for these new systems. Further, we have no control over the release dates of new game systems or the number of units that will be shipped upon release. It is difficult to ensure that our schedule for releasing new titles will coincide with the release of the corresponding game systems. Additionally, if fewer than expected units of a new game system are produced or shipped, such as occurred in early fiscal 2001 with Sony's PlayStation 2, we may experience lower-than-expected sales. Although the number of consoles produced and shipped during the initial introduction of Microsoft's Xbox in the U.S. and Nintendo's GameCube in the U.S. and Japan met expectations, there can be no assurance that the introduction of the Xbox in Europe and Japan and the GameCube in Europe will be as successful.


OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO RELEASE "HIT" TITLES

         The market for software is "hits" driven. Therefore, our future success depends on developing, publishing and distributing "hit" titles for popular systems. If we do not publish "hit" titles in the future, our financial condition, results of operations and profitability could be negatively affected, as has occurred in the past. It is difficult to predict consumer preferences for titles, and few titles achieve sustained market acceptance. We cannot assure stockholders that we will be able to publish "hit" titles in the future.

IF PRODUCT RETURNS, PRICE CONCESSIONS AND ADJUSTMENTS EXCEED ALLOWANCES, WE MAY INCUR LOSSES


         In the past, particularly during platform transitions, we have had to increase our price concessions granted to our retail customers. Coupled with more competitive pricing, if our allowances for returns and price concessions are exceeded, our financial condition and results of operations will be negatively impacted, as has occurred in the past. We grant price concessions to our key customers who are major retailers that control market access to the consumer, when those concessions are necessary to maintain our relationships with the retailers and access to our retail channel customers. If the consumers' demand for a specific title falls below expectations or significantly declines below previous rates of sale, then, a price concession or credit may be requested by our customers to spur further sales.

         Management makes significant estimates and assumptions regarding allowances for estimated product returns and price concessions in preparing the financial statements. Management establishes allowances at the time of product shipment, taking into account the potential for product returns and price concessions based primarily on: market acceptance of products in retail and distributor inventories; level of retail inventories and product retail sell-through rates; seasonality; and historical return and price adjustment rates. Management monitors and adjusts these allowances quarterly to take into account actual developments and results in the marketplace. We believe that at March 3, 2002, our allowances for returns and price concessions were adequate, but we cannot guarantee the adequacy of our current or future allowances.

IF WE ARE UNABLE TO OBTAIN OR RENEW LICENSES FROM HARDWARE DEVELOPERS, WE WILL NOT BE ABLE TO RELEASE SOFTWARE FOR POPULAR SYSTEMS

         We are substantially dependent on each hardware developer (1) as the sole licensor of the specifications needed to develop software for its game system; (2) as the sole manufacturer (Nintendo and Sony software) of the software developed by us for its game systems; (3) to protect the intellectual property rights to their game consoles and technology; and (4) to discourage unauthorized persons from producing software for its game systems.


         Substantially all of our revenues have historically been derived from sales of software for game systems. If we cannot obtain licenses to develop software from developers of popular interactive entertainment game consoles or if any of our existing license agreements are terminated, we will not be able to release software for those systems, which would have a negative impact on our results of operations and profitability. Although we cannot assure stockholders that when the term of existing license agreements end we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new systems, to date we have always been able to obtain extensions or new agreements with the hardware companies.

         Our revenue growth may also be dependent on constraints the hardware companies impose. If new license agreements contain product quantity limitations, our revenue, cash flows and profitability may be negatively impacted.

         In addition, when we develop software titles for systems offered by Sony and Nintendo, the products are manufactured exclusively by that hardware manufacturer. Since each of the manufacturers is also a publisher of games for its own hardware systems, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. We could be materially harmed by unanticipated delays in the manufacturing and delivery of products.

PROFITABILITY IS AFFECTED BY RESEARCH AND DEVELOPMENT EXPENDITURE FLUCTUATIONS DUE TO CONSOLE TRANSITIONS AND DEVELOPMENT FOR MULTIPLE CONSOLES


         Our cash outlays for product development for the first half of fiscal 2002 (a portion of which were expensed and the remainder of which were capitalized) were higher than the same period last year, and our product development cash outlays may increase in the future as a result of releasing more games across multiple platforms, delayed attainment of technological feasibility and the complexity of developing games for the new 128-bit game consoles, among other reasons. We anticipate that our profitability will continue to be impacted by the levels of research and development expenditures relative to revenues, and by fluctuations relating to the timing of development in anticipation of future platforms.

         During fiscal 2001, we focused our development efforts and costs on N64, PlayStation, PlayStation 2, Xbox and Dreamcast, while incurring incremental costs in the development of tools and engines necessary for the new platforms. Our fiscal 2002 release schedule is developed around PlayStation 2, GameCube, Xbox, Game Boy Advance and PCs. The release schedule for fiscal 2002 will also continue to support certain legacy systems, such as PlayStation, on a limited basis, as development for such systems is carried out by a select group of independent software developers.


INABILITY TO PROCURE COMMERCIALLY VALUABLE INTELLECTUAL PROPERTY LICENSES MAY PREVENT PRODUCT RELEASES OR RESULT IN REDUCED PRODUCT SALES

         Our titles often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as the National Basketball Association, the National Football League and Major League Baseball and their respective players' associations, or individual athletes or celebrities. The loss of one or more of these licenses would prevent us from releasing a title or limit our economic success. We cannot assure stockholders that our licenses will be extended on reasonable terms or at all, or that we will be successful in acquiring or renewing licenses to property rights with significant commercial value.

         License agreements relating to these rights generally extend for a term of two to three years and are terminable upon the occurrence of a number of factors, including the material breach of the agreement by either party, failure to pay amounts due to the licensor in a timely manner, or a bankruptcy or insolvency by either party.

COMPETITION FOR MARKET ACCEPTANCE AND RETAIL SHELF SPACE, PRICING COMPETITION, AND COMPETITION WITH THE HARDWARE MANUFACTURERS AFFECTS OUR REVENUE AND PROFITABILITY

         The video and computer games market is highly competitive. Only a small percentage of titles introduced in the market achieve any degree of sustained market acceptance. If our titles are not successful, our operations and profitability will be negatively impacted. We cannot guarantee that our titles will compete successfully.

         Competition in the video and computer games industry is based primarily upon:

         o   availability of significant financial resources;
         o   the quality of titles;
         o reviews received for a title from independent reviewers who publish reviews in magazines, websites, newspapers and other industry publications;
         o   publisher's access to retail shelf space;
         o   the success of the game console for which the title is written;
         o   the price of each title;
         o the number of titles then available for the system for which each title is published; and
         o the marketing campaign supporting a title at launch and through its life.


         Our chief competitors are the developers of games consoles, to whom we pay royalties and/or manufacturing charges, as well as a number of independent software publishers licensed by the hardware developers, such as Electronic Arts, Activision and Konami.

         The hardware developers have a price, marketing and distribution advantage with respect to software marketed by them. Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources, such as Sony, Nintendo and Microsoft.

         As each game system cycle matures, significant price competition and reduced profit margins result as we experienced in fiscal 2000. In addition, competition from new technologies may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand as a result of competing technologies, our operations and liquidity have in the past been, and in the future may be, negatively impacted.

REVENUES VARY DUE TO THE SEASONAL NATURE OF VIDEO AND COMPUTER GAMES SOFTWARE PURCHASES

         The video and computer games industry is highly seasonal. Typically, net revenues are highest in the last calendar quarter, decline in the first calendar quarter, are lower in the second calendar quarter and increase in the third calendar quarter. The seasonal pattern is due primarily to the increased demand for software during the year-end holiday selling season and the reduced demand for software during the summer months. Our earnings vary significantly and are materially affected by releases of "hit" titles and, accordingly, may not necessarily reflect the seasonal patterns of the industry as a whole. We expect that operating results will continue to fluctuate significantly in the future. See "Fluctuations in Quarterly Operating Results Lead to Unpredictability of Revenues and Income" below.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS LEAD TO UNPREDICTABILITY OF REVENUES AND INCOME

         The timing of release of new titles can cause material quarterly revenues and earning fluctuations. A significant portion of revenues in any quarter is often derived from sales of new titles introduced in that quarter or in the immediately preceding quarter. If we are unable to begin volume shipments of a significant new title during the scheduled quarter, as has been the case in the past (including the third and fourth quarters of fiscal 2001, and the first quarter of fiscal 2002), our revenues and earnings will be negatively affected in that period. In addition, because a majority of the unit sales for a title typically occur in the first 30 to 120 days following its introduction, revenues and earnings may increase significantly in a period in which a major title is introduced and may decline in the following period or in a period in which there are no major title introductions.


         Quarterly operating results also may be materially impacted by factors, including the level of market acceptance or demand for titles and the level of development and/or promotion expenses for a title. Consequently, if net revenues in a period are below expectations, our operating results and financial position in that period are likely to be negatively affected, as has occurred in the past.


         We moved our quarterly closing dates from the Saturday closest to the last calendar day of the quarter to the Sunday closest to the last calendar day of the quarter effective for the first quarter of fiscal 2002. This change resulted in approximately $2.5 million of additional gross revenue in the first half of fiscal 2002, but will have no effect on our gross revenue or net earnings for the year ending August 31, 2002. Our fiscal year-end date (August
31) remains unchanged.


STOCK PRICE IS VOLATILE AND STOCKHOLDERS MAY NOT BE ABLE TO RECOUP THEIR INVESTMENT

         There is a history of significant volatility in the market prices of companies engaged in the software industry, including Acclaim. Movements in the market price of our common stock from time to time have negatively affected stockholders' ability to recoup their investment in the stock. The price of our common stock is likely to continue to be highly volatile, and stockholders may not be able to recoup their investment. If our future revenues, profitability or product releases do not meet expectations, the price of our common stock may be negatively affected.

IF OUR SECURITIES WERE DELISTED FROM THE NASDAQ SMALLCAP MARKET, IT MAY NEGATIVELY IMPACT THE LIQUIDITY OF OUR COMMON STOCK

         In the fourth quarter of fiscal 2000, our securities were delisted from quotation on The Nasdaq National Market. Our common stock is currently trading on The Nasdaq SmallCap Market. Although we meet the current listing criteria for The Nasdaq SmallCap Market, no assurance can be given as to our ongoing ability to meet The Nasdaq SmallCap Market maintenance requirements. In order to obtain relisting of our common stock on The Nasdaq National Market, we must satisfy certain quantitative designation criteria. No assurance can be given that we will be able to meet such relisting criteria for The Nasdaq National Market in the near future.

         If our common stock was to be delisted from trading on The Nasdaq SmallCap Market, trading, if any, in the common stock may continue to be conducted on the OTC Bulletin Board or in the non-Nasdaq over-the-counter market. Delisting of the common stock would result in, among other things, limited release of the market price of the common stock and limited company news coverage and could restrict investors' interest in the common stock as well as materially adversely affect the trading market and prices for the common stock and our ability to issue additional securities or to secure additional financing.

INFRINGEMENT COULD LEAD TO COSTLY LITIGATION AND/OR THE NEED TO ENTER INTO LICENSE AGREEMENTS, WHICH MAY RESULT IN INCREASED OPERATING EXPENSES

         Existing or future infringement claims by or against us may result in costly litigation or require us to license the proprietary rights of third parties, which could have a negative impact on our results of operations, liquidity and profitability.


         We believe that our proprietary rights do not infringe on the proprietary rights of others. As the number of titles in the industry increases, we believe that claims and lawsuits with respect to software infringement will also increase. From time to time, third parties have asserted that some of our titles infringed their proprietary rights. We have also asserted that third parties have likewise infringed our proprietary rights. These infringement claims have sometimes resulted in litigation by and against us. To date, none of these claims has negatively impacted our ability to develop, publish or distribute our software. We cannot guarantee that future infringement claims will not occur or that they will not negatively impact our ability to develop, publish or distribute our software.


FACTORS SPECIFIC TO INTERNATIONAL SALES MAY RESULT IN REDUCED REVENUES AND/OR INCREASED COSTS


         International sales have historically represented material portions of our revenues and are expected to continue to account for a significant portion of our revenues in future periods. Sales in foreign countries may involve expenses incurred to customize titles to comply with local laws. In addition, titles that are successful in the domestic market may not be successful in foreign markets due to different consumer preferences. We continue to evaluate our international product development and release schedule to maximize the delivery of products that appeal specifically to that marketplace. International sales are also subject to fluctuating exchange rates. The recent adoption of the euro as the single currency of most European Union member nations may reduce our exposure to fluctuating exchange rates within the European Union if the price of the euro remains tied to that of the U.S. dollar; however, consumers in the European Union may face slight price increases as a result of the transition as retailers round up the price of goods calculated in euros. These and other factors specific to international sales may result in reduced revenues and/or increased costs.


CHARTER AND ANTI-TAKEOVER PROVISIONS COULD NEGATIVELY AFFECT RIGHTS OF HOLDERS OF COMMON STOCK

         Our Board of Directors has the authority to issue shares of preferred stock and to determine their characteristics without stockholder approval. In this regard, in June 2000, the board of directors approved a stockholder rights plan. If the Series B junior participating preferred stock is issued it would be more difficult for a third party to acquire a majority of our voting stock.

         In addition to the Series B preferred stock, the Board of Directors may issue additional preferred stock and, if this is done, the rights of common stockholders may be additionally negatively affected by the rights of those preferred stockholders.

         We are also subject to anti-takeover provisions of Delaware corporate law, which may impede a tender offer, change in control or takeover attempt that is opposed by the Board. In addition, employment arrangements with some members of management provide for severance payments upon termination of their employment if there is a change in control.

SHARES ELIGIBLE FOR FUTURE SALE


         As of April 18, 2002, we had 91,477,564 shares of common stock issued and outstanding, of which 24,397,082 are "restricted" securities within the meaning of Rule 144 under the Securities Act. Generally, under Rule 144, a person who has held restricted shares for one year may sell such shares, subject to certain volume limitations and other restrictions, without registration under the Securities Act.

         As of April 18, 2002, 48,562,710 shares of common stock are covered by effective registration statements under the Securities Act for resale on a delayed or continuous basis by certain of our security holders, of which 592,953 shares of common stock are issuable upon the exercise of warrants issued in settlement of litigation. In addition, once the registration statement of which this prospectus forms a part is declared effective by the SEC, the 8,714,395 shares covered by it will be available for future sale.

         As of April 18, 2002, a total of 3,911,111 shares of common stock are issuable upon the exercise of warrants to purchase our common stock (not including warrants issued in settlement of litigation).

         We have also registered on Form S-8 a total of 24,236,000 shares of common stock (issuable upon the exercise of options) under our 1988 Stock Option Plan and our 1998 Stock Incentive Plan, and a total of 2,448,425 shares of common stock under our 1995 Restricted Stock Plan. As of March 3, 2002, options to purchase a total of 10,345,134 shares of common stock were outstanding under the 1988 Stock Option Plan and the 1998 Stock Incentive Plan, of which 6,629,957 were exercisable.


         In connection with licensing and distribution arrangements, acquisitions of other companies, the repurchase of notes and financing arrangements, we have issued and may continue to issue common stock or securities convertible into common stock. Any such issuance or future issuance of substantial amounts of common stock or convertible securities could adversely affect prevailing market prices for the common stock and could adversely affect our ability to raise capital.

                            INFORMATION ABOUT ACCLAIM


         We develop, publish, distribute and market under our brand name video and computer games on a worldwide basis for popular interactive entertainment consoles, such as Sony's PlayStation and PlayStation 2, Nintendo's Game Boy Advance and GameCube and Microsoft's Xbox, and, to a lesser extent, PCs. In fiscal 2001, we released a total of thirty-five titles for PlayStation, PlayStation 2, Game Boy Color, Dreamcast and PCs. In the first quarter of fiscal 2002, we released a total of thirteen titles for PlayStation2, Game Boy Advance, GameCube, Xbox and PCs. In the second quarter of fiscal 2002, we released a total of 9 titles for PlayStation2, Game Boy Advance, GameCube and Xbox. We plan to release a total of approximately fifty titles for PlayStation, PlayStation 2, Game Boy Advance, GameCube, Xbox and PCs during fiscal 2002. We develop our own software in our 6 development studios located in the U.S. and the U.K., which includes a motion capture studio and a recording studio in the U.S., and we contract with independent software developers to create software for us. We distribute our software directly through our subsidiaries in North America, the U.K., Germany, France, Spain and Australia. We use regional distributors throughout the rest of the world. We also distribute software developed and published by third parties, develop and publish strategy guides relating to our software and issue "special edition" comic magazines from time to time to support our time valued brands, Turok and Shadow Man.

         Our operating strategy is to develop and publish video and computer game software for each of the major video game consoles and PCs. We use a brand structure and operate our business under 4 separate strategic business groups or key brands: Acclaim Games, Acclaim Sports, Acclaim Max Sports, and Club Acclaim.

         The video and computer games industry currently is characterized by rapid technological changes mostly due to the introduction of new hardware systems, which incorporate the latest in chip design approximately every 4 to 5 years, by Sony, Nintendo and Microsoft. Approximately every 4 to 5 years the new game consoles are replaced by more technologically powerful systems, and the software published for these new systems generally has better sound and graphics. This is especially true for simulation games such as sports, driving, shooting and role-playing games.


         These and other factors have resulted in successive introductions of increasingly advanced game consoles and PCs, since their first introduction in the late 1970s with the Atari 2600. As a result of the rapid technological shifts, no single game console or PC system has achieved long-term dominance in the video and computer games market, although Nintendo has continued as a major publisher and game console manufacturer since the introduction of the Nintendo Entertainment System during the Christmas season of 1985, and Sony has been a major publisher and game console manufacturer since the introduction of PlayStation, in fiscal 1997. Therefore, we must continually anticipate game console cycles and our research and development group must develop software programming tools and engines for emerging hardware systems. The video and computer games industry began to shift systems with the introduction of Sega's Dreamcast in the fall of fiscal 2000, and the introduction of Sony's PlayStation 2 in the fall of fiscal 2001. In the second half of fiscal 2001, Nintendo introduced its new handheld system, Game Boy Advance. In the U.S., in November 2001, Nintendo introduced its next-generation game console, GameCube, and Microsoft introduced its first game console, Xbox.

         We invest in the creation and development of software programming tools that are used in the design and development of our software. We have used these programming tools to create game engines for each of the next-generation hardware systems. We believe that these tools and engines give us a competitive advantage in the creation of state-of-the-art software.

         Fiscal 2001 was a transition year for us; approximately 24% of our gross revenues in fiscal 2001 were derived from software developed in our studios. The balance was contracted through third-party software developers. In fiscal 2002 and beyond, we anticipate that the majority of our revenues will be derived from software developed in our own studios, through the release of our major franchise titles, All Star Baseball, Legends of Wrestling, Extreme G 3, VEXX and Turok, amongst others. We believe that our long-term success depends on our ability to design and develop innovative interactive entertainment products.

         Our software development strategy is driven by:

         o the long-term anticipated success of the next-generation systems in the domestic and European market place;
         o    the user demographics of the hardware systems;
         o    consumer preferences; and
         o the cost of developing software for the hardware systems and the cost of those systems.

         Our revenues in any period are generally driven by the titles we release in that period. We have experienced delays in the introduction of new titles, which has had a negative impact on our operations, as well as quarterly and annual reported financial results. It is likely that some of our future titles will not be released in accordance with our operating plans, in which event our results of operations and profitability in that period would be negatively affected. See "Risk Factors: Revenues and Liquidity Are Dependent on Timely Introduction of New Titles."

         In the first quarter of fiscal 2002, we moved our quarterly closing dates from the Saturday closest to the last calendar day of the quarter to the Sunday closest to the last calendar day of the quarter end. Acclaim's fiscal year-end date (August 31) remains unchanged. See "Risk Factors: Fluctuations in Quarterly Operating Results Lead to Unpredictability of Revenues and Income".


         As we emerge from the recent game console transition and compete in the software market for next-generation systems, it is necessary that we continue to meet our product release schedule, sales projections and manage our operational expenditures at planned levels in order to generate sufficient liquidity to fund our operations.

         Our results of operations in the future will be dependent in large part on (1) the rate of growth of the software market for 128-bit and other emerging game systems, and (2) our ability to identify, develop and timely publish, in accordance with our product release schedule, software that performs well in the marketplace.


                             ---------------------

         You should not use historical trends or factors affecting our operating results and financial condition to anticipate results or trends in future periods. See "Risk Factors" above. Also, you should not consider historic financial performance as a reliable indicator of future performance.


                             ---------------------

         A Delaware corporation, Acclaim was founded in 1987. Our principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542, and our main telephone number is (516) 656-5000. Our Internet website is: http://www.acclaim.com. Information contained on our website should not be deemed part of this prospectus.

                                 USE OF PROCEEDS


         Acclaim will not receive any proceeds from the sale of any of the shares of its common stock by the selling stockholders. Any proceeds from the exercise of warrants will be added to Acclaim's working capital.

                              SELLING STOCKHOLDERS

Beneficial Ownership and Other Information

         The following table sets forth information with respect to the shares of common stock beneficially held by the selling stockholders:



                                                                          Shares
                                     Beneficial                        Beneficially      Percent      Percent
                                      Ownership                        Owned After        Owned        Owned
                                    Prior to an       Shares Being          the           Before       After
Name                                 Offering**          Offered        Offering(1)**    Offering     Offering
----                                 ----------          -------      ---------------     --------    --------
Alexandra Global                         666,667 (2)      666,667                  0         *           --
Investment Fund I, Ltd.(2)

Cheyne Value Fund Ltd.(3)              1,666,667        1,666,667                  0       1.82%         --

Deephaven Private                      1,500,000        1,500,000                  0       1.64%         --
Placement Trading Ltd.(4)

Christian Church                          16,610            2,100             14,510         *            *
Foundation, Inc. (5)

First Investors Series Fund               55,620            7,600             48,020         *            *
II, Inc.(5)

Hartford Equity                           23,400           10,000             13,400         *            *
Partnership Capital
Appreciation Fund, LLC(5)

Hartford Small Company                 3,190,657          655,600          2,535,057       3.49%        2.77%
HLS Fund(5)

ITT Hartford Small                     1,030,163          214,700            815,463       1.13%          *
Company Fund(5)

Quissett Partners, L.P. (5)              544,900          170,000            374,900         *            *

Quissett Investors                       906,000          400,000            506,000         *            *
(Bermuda) L.P.(5)

Raytheon Master Pension                1,170,322          420,000            750,322       1.28%          *
Trust(5)

                                       14

                                                                          Shares
                                     Beneficial                        Beneficially      Percent      Percent
                                      Ownership                        Owned After        Owned        Owned
                                    Prior to an       Shares Being          the           Before       After
Name                                 Offering**          Offered        Offering(1)**    Offering     Offering
----                                 ----------          -------      ---------------     --------    --------
WTC-CIF Emerging                          15,108            3,100             12,008         *            *
Growth Portfolio(5)

WTC-CIF Public Growth                    868,400          112,800            755,600         *            *
Funds Portfolio(5)

WTC-CIF All Cap Growth                    33,320            4,100             29,220         *            *
Portfolio(5)

Precept Capital Master                   100,000          100,000                  0         *           --
Fund, G.P.(6)

SF Capital Partners Ltd.(7)              250,000          250,000                  0         *           --

RLR Partners, L.P.(8)                    405,000          200,000            205,000         *            *

JMG Triton Offshore                       54,792           50,000              4,792         *            *
Fund, Ltd. (9)

JMG Capital Partners,                     50,000           50,000                  0         *           --
L.P.(9)

Pine Ridge Financial,                    333,333          333,333                  0         *           --
Inc.(10)

Terry Phillips                           150,000          150,000                  0         *           --

Seneca Ventures(11)                      100,000          100,000                  0         *           --

Woodland Venture                         100,000          100,000                  0         *           --
Fund(12)

GMAC Commercial Credit                   597,728          297,728            300,000         *            *
LLC(13)

Gregory Fischbach                      9,499,487(14)      625,000          8,874,487       10.12%       9.45%

James Scoroposki                       9,660,979(15)      625,000          9,035,979       10.29%       9.63%


--------------------------
*       Less than one percent.

(footnotes continued from previous page)


** Beneficial ownership calculated as of April 18, 2002 in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 and is based on 91,477,564 shares of common stock outstanding.


(1) Assumes that all of the shares covered by this prospectus are sold by the selling stockholders pursuant to this prospectus. The selling stockholders may choose to dispose of none or only a portion of the shares held by them pursuant to this prospectus.

(2) We have been advised that Mikhail Filimonov and Dimitri Sogoloff are the principals of Alexandra Investment Management, LLC, the investment adviser of Alexandra Global Investment Fund I, Ltd. Acclaim has been advised Alexandra Global exercises investment discretion and has the power to direct voting with respect to 666,667 shares of Acclaim's common stock as a result of its serving as investment manager to certain investment funds.

(3) We have been advised that Stuart Fiertz, Chief Operating Officer of Cheyne Capital Management Ltd., has voting and dispositive control over securities held by Cheyne Value Fund.

(4) We have been advised that Deephaven Private Placement Trading Ltd. is a private investment fund that is managed by Deephaven Capital Management LLC. Deephaven Capital Management LLC, of which Mr. Colin Smith is the fund manager, has voting and investment control over the shares listed as owned by Deephaven Private Placement Trading Ltd. Deephaven Capital Management LLC is an indirect subsidiary of Knight Trading Group, Inc., which is listed on The Nasdaq National Market.


(5) We have been advised that Wellington Management Company, LLP, serves as investment manager, investment adviser or investment sub-adviser to the following entities: Christian Church Foundation, Inc., First Investors Series Fund II, Inc., Hartford Equity Partnership Capital Appreciation Fund, LLC, Hartford Small Company HLS Fund, ITT Hartford Small Company Fund, Quissett Partners, L.P., Quissett Investors (Bermuda) L.P., Raytheon Master Pension Trust, WTC-CIF Emerging Growth Portfolio, WTC-CIF Public Growth Funds Portfolio and WTC-CIF All Cap Growth Portfolio. Acclaim has been advised that Wellington exercises investment discretion with respect to 9,450,210 shares of Acclaim's common stock and has voting power over 8,925,590 shares as a result of its serving as the investment adviser, investment sub-adviser or investment manager of various client accounts (including those set forth above).


(6) We have been advised that D. Blair Baker, Manager of Precept Capital Management LP, has voting and dispositive control over the shares listed above owned by Precept Capital Master Fund, Ltd.

(7) We have been advised that Brian Davidson, Director of Private Placement, has voting and dispositive control over the shares listed above owned by SF Capital Partners Ltd.

(8) We have been advised that Ronald Rotter is the General Partner of RLR Partners, L.P.

(9) We have been advised that Johnathan Glaser, Roger Richter and Daniel David are the principals of Pacific Capital Management Investments, LLC, the investment adviser to JMG Triton Offshore Fund, Ltd. We are also advised that Johnathan Glaser is the principal of JMG Capital Management LLC, the investment adviser to JMG Capital Partners, L.P.




(footnotes continued on next page)

(footnotes continued from previous page)


(10) We have been advised that Avi Vigder, President of Cavallo Capital Corp., the parent of Pine Ridge Financial, Inc., has voting and dispositive control over the shares listed as owned by Pine Ridge Financial, Inc.


(11) We have been advised that Barry Rubenstein is the General Partner of Seneca Ventures.

(12) We have been advised that Barry Rubenstein is the sole shareholder of Woodland Services Corp., the general partner of Woodland Venture Fund.

(13)   GMAC Commercial Credit LLC is a subsidiary of General Motors Corporation.

(14) Includes 1,250,000 shares issuable upon the exercise of warrants and 1,141,666 shares issuable upon the exercise of options, in each case exercisable within 60 days of the date hereof. This prospectus covers the resale by Gregory Fischbach of the shares issuable upon exercise of the warrant to purchase 625,000 shares of common stock issued in connection with his providing of collateral to Acclaim's primary lender.

(15) Includes 1,250,000 shares issuable upon the exercise of warrants and 1,141,666 shares issuable upon the exercise of options, in each case exercisable within 60 days of the date hereof. This prospectus covers the resale by James Scoroposki of the shares issuable upon exercise of the warrant to purchase 625,000 shares of common stock issued in connection with his providing of collateral to Acclaim's primary lender.

February Private Placement

         On February 13, 2002, we issued a total of 7,166,667 shares of our common stock to certain of the selling stockholders (i.e., those listed above other than Gregory Fischbach, James Scoroposki, and GMAC Commercial Credit LLC) at a price of $3.00 per share, for an aggregate gross purchase price of $21,500,000. This prospectus covers the offer and sale by such selling stockholders named herein of the 7,166,667 shares issued in the February 2002 private placement. The per share price represented an approximate 10% discount to the then-recent public trading price of the common stock. The proceeds of the private placement are intended to be used for our working capital, the acquisition of products and product licensing, and possible strategic acquisitions.

         The private placement was effected under the exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended. We agreed to file a registration statement with the SEC covering the resale by the investors of all the common stock issued in the offering within 30 days following the closing. If the registration statement (of which this prospectus forms a part) is not declared effective by May 14, 2002, we are obligated to pay each investor an amount equal to 1% of the purchase price paid for the shares purchased by that investor. Thereafter, for every 30 days that pass without the registration statement being declared effective, we are obligated to pay to each investor an additional amount equal to 1% of the purchase price paid for the shares purchased by that investor.

GMAC Commercial Credit LLC

         This prospectus covers the offer and sale by GMAC, our primary lender, of 136,171 shares issuable to GMAC upon exercise of a warrant issued to GMAC by Acclaim on October

31, 2001, in connection with GMAC's agreement to amend certain provisions of our credit facility, which amount includes 36,171 shares issuable in connection with certain anti-dilution provisions contained in such warrant. The shares are issuable at any time or from time to time upon the exercise of the warrant by GMAC at an exercise price of $3.00 per share and, if not exercised in full prior to October 31, 2006, expire on that date.

         In addition, this prospectus covers the offer and sale by GMAC of an aggregate of 161,557 shares issuable to GMAC upon the exercise of two warrants pursuant to certain anti-dilution provisions contained in such warrants. These warrants originally represented the right to purchase 200,000 shares and 100,000 shares, and were granted by Acclaim in February 1997 and July 2000, respectively. Both of the warrants are issuable upon exercise at an exercise price of $1.25 per share. The February 1997 warrant (which now represents the right to purchase 337,028 shares) expires on February 19, 2006, and the July 2000 warrant (which now represents the right to purchase 124,529 of the shares) expires on July 31, 2005. Both warrants were issued in connection with GMAC's waiver of various loan agreement covenant defaults by Acclaim.

         The 200,000 shares originally issuable upon exercise of the first warrant and the 100,000 shares originally issuable upon exercise of the second warrant are covered by separate effective registration statements currently on file with the SEC. This prospectus covers the resale of the 161,557 additional shares issuable upon exercise of both warrants by reason of the continued effect of the anti-dilution provisions.

         All three of the warrants described above (and the underlying shares issuable upon exercise) were originally issued by Acclaim to GMAC in privately-negotiated transactions pursuant to the exemption from registration provided under Section 4(2) of the Securities Act.

Warrants to Gregory Fischbach and James Scoroposki

         In October 2001, each of Gregory Fischbach and James Scoroposki received warrants to purchase 625,000 shares of common stock in connection with providing collateral to Acclaim's primary lender. The warrants are exercisable at a price of $2.88 per share at any time between April 3, 2002 and April 2, 2012. These warrants (and the underlying shares issuable upon exercise) were issued to Messrs. Fischbach and Scoroposki in a privately-negotiated transaction pursuant to the exemption from registration provided under Section 4(2) of the Securities Act. This prospectus covers the resale of the 1,250,000 shares issuable upon exercise of the warrants.

         Any proceeds from the exercise of the warrants described above will be added to Acclaim's working capital.

         The shares issued to each of the selling stockholders are restricted securities within the meaning of the Securities Act and cannot be offered for sale without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of the various agreements, Acclaim filed the registration statement (of which this prospectus is a part) and will use its best efforts to keep the registration statement effective until all of the shares issued to the selling stockholders are disposed of by them or until such shares are generally eligible for resale without volume restrictions pursuant to applicable exemptions from registration under the Securities Act.

         Except for the revolving credit facility provided by GMAC to Acclaim, the participation of Hartford Small Company HLS Fund, ITT Hartford Small Company Fund, Quissett Partners, L.P., Quissett Investors (Bermuda) L.P., Raytheon Master Pension Trust, WTC-CIF Emerging Growth Portfolio, RLR Partners, Alexandra Global Investment Fund I in Acclaim's July 2001 private placement and their subsequent inclusion in a separate effective registration statement currently on file with the SEC, the affiliation of Gregory Fischbach and James Scoroposki as officers and directors of Acclaim and sales representation services provided to Acclaim in the ordinary course of business by entities controlled by or affiliated with Terry Phillips, neither Acclaim nor any of its affiliates has had any material relationship with any of the selling stockholders within the past three years.

                              PLAN OF DISTRIBUTION

         The selling stockholders have not employed an underwriter for the sale of shares by the selling stockholders. The selling stockholders may offer shares directly or through pledgees, donees, transferees or other successors in interest at various times:

         o on The Nasdaq SmallCap Market or in any other securities market on which Acclaim's common stock is then listed or traded,

         o    in negotiated transactions,

         o    in a combination of any of the above transactions, or

         o    through any other available market transaction.


         The selling stockholders may offer shares at (1) fixed prices which may be changed, (2) prices prevailing at the time of sale, (3) prices related to such prevailing market prices, or (4) at negotiated prices. Sales on or through The Nasdaq SmallCap Market will be effected at such prices as may be obtainable and as may be satisfactory to the selling stockholders. No sales or distributions other than as disclosed in this prospectus will be effected until after this prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms of the sale or distribution. The shares held by the selling stockholders may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the selling stockholders' shares may be sold include:

         o a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by that broker or dealer for its account under this prospectus;

         o exchange distributions and/or secondary distributions in accordance with the rules of The Nasdaq SmallCap Market;

         o ordinary brokerage transactions in which the broker solicits purchasers; and

         o    privately negotiated transactions.

In addition, any shares of common stock that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than under this prospectus.

         Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale. Commission expenses and brokerage fees will be paid by the selling stockholders.

         The selling stockholders and any underwriters, dealers or agents that participate in the distribution of its shares of Acclaim's common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the resale of those shares by them or any discounts, commissions or adjustments received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Acclaim has agreed to indemnify the selling stockholders, their officers, directors, shareholders, employees, agents, counsel, and each person who controls each selling stockholder, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation. The selling stockholders have also agreed to indemnify Acclaim and its officers, directors, shareholders, partners, employees, agents, counsel, and each person who controls Acclaim, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation, to the extent any of the violations occur in connection with written information furnished by a selling stockholder in connection with this prospectus or the registration statement of which it is a part. However, the total amount payable in indemnity by any selling stockholder shall not exceed net proceeds received by the selling stockholder in the registered offering out of which the violation arises. The parties have also agreed to make contribution in respect of any claims or damages for which indemnification is unavailable.

         Expenses of this offering related to this registration statement, estimated at $200,000, will be borne in full by Acclaim. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Acclaim pursuant to the foregoing provisions, Acclaim has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                LEGAL PROCEEDINGS

         We and other companies in the entertainment industry were sued in an action entitled James, et al. v. Meow Media, et al. filed in April 1999 in the U.S. District court for the Western District of Kentucky, Paducah Division, Civil Action No. 5:99 CV96-J. The plaintiffs alleged that the defendants negligently caused injury to the plaintiffs as a result of, in the case of Acclaim, its distribution of unidentified "violent" video games, which induced a minor to harm his high school classmates, thereby causing damages to plaintiffs, the parents of the deceased individuals. The plaintiffs seek damages in the amount of approximately $110 million. The U.S. District Court for the Western District of Kentucky dismissed this action; however, it is currently on appeal to the U.S. Court of Appeals for the sixth Circuit. Oral arguments were held in late November 2001. We intend to defend this action vigorously.

         We and other companies in the entertainment industry were sued in an action entitled Sanders et al. v. Meow Media et al., filed in April 2001 in the U.S. District Court for the District of Colorado, Civil Action No. 01-0728. The complaint purports to be a class action brought on behalf of all persons killed or injured by the shooting which occurred at Columbine High School on April 20, 1999. We are a named defendant in the action along with more than ten other publishers of computer and video games. The complaint alleges that the video game defendants negligently caused injury to the plaintiffs as a result of their distribution of unidentified "violent" video games, which induced two minors to kill a teacher related to the plaintiff and to kill or harm their high school classmates, thereby causing damages to plaintiffs. The complaint seeks: compensatory damages in an amount not less than $15,000 for each plaintiff in the class, but up to $20 million for some of the members of the class; punitive damages in the amount of $5 billion; statutory damages against certain other defendants in the action; and equitable relief to address the marketing and distribution of "violent" video games to children. This case was dismissed on March 4, 2002. Following dismissal, the plaintiffs moved for relief and the U.S. District Court for the District of Colorado denied the relief sought by plaintiffs. Plaintiffs have now noted an appeal.


         We received a demand for indemnification from the defendant Lazer-Tron corporation in a matter entitled J. Richard Oltman v. Steve Simon, No. 98 C1759 and Steve Simon v. J. Richard Oltman, J. Richard Oltman Enterprises, Inc., d/b/a Haunted Trails Amusement Parks, and RLT Acquisitions, Inc., d/b/a Lazer-Tron, No. A 98CA 426, consolidated as U.S. District court Northern district of Illinois Case No. 99 C 1055. The Lazer-Tron action involves the assertion by plaintiff Simon that defendants Oltman, Haunted Trails and Lazer-Tron misappropriated plaintiff's trade secrets. Plaintiff alleges claims for Lanham Action violations, unfair competition, misappropriation of trade secrets, conspiracy, and fraud against all defendants, and seeks damages in unspecified amounts, including treble damages for Lanham Act claims, and an accounting. Pursuant to an asset purchase agreement made as of March 5, 1997, we sold Lazer-Tron to RLT Acquisitions, Inc. Under the asset purchase agreement, we assumed and excluded specific liabilities, and agreed to indemnify RLT for certain losses, as specified in the asset purchase agreement. In an August 1, 2000 letter, counsel for Lazer-Tron in the Lazer-Tron action asserted that our indemnification obligations in the asset purchase agreement applied to the Lazer-Tron action, and demanded that we indemnify Lazer-Tron for any losses which may be incurred in the Lazer-Tron. In an August 22, 2000 response, we asserted that any losses which may result from the Lazer-Tron action are not assumed liabilities under the asset purchase agreement for which we must indemnify Lazer-Tron. In a November 20, 2000 letter, Lazer-Tron responded to Acclaim's August 22 letter and reiterated its position that we must indemnify Lazer-Tron with respect to the Lazer-Tron action. No other action with respect to this matter has been taken to date.


         We are also party to various litigation matters arising in the ordinary course of business, which we believe, but cannot provide assurances, will not have a material adverse effect on our liquidity or results of operations.

                                  LEGAL MATTERS


         Katten Muchin Zavis Rosenman, 575 Madison Avenue, New York, New York 10022 has passed upon the validity of the shares offered by this prospectus for Acclaim.


                                     EXPERTS

         The consolidated financial statements and schedules of Acclaim Entertainment, Inc. and subsidiaries as of August 31, 2001 and 2000 and for each of the years in the three-year period ended August 31, 2001 have been incorporated by reference in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

         The report of KPMG LLP, dated October 23, 2001, contains an explanatory paragraph that states that the Company has working capital and stockholders' deficits at August 31, 2001 and a recurring use of cash in operating activities that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes discussions of future expectations and contains projections of results of operations or financial condition or other "forward-looking" information. Those statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors." Given the significant risks and uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of these statements is not a representation by us or any other person that our objectives and plans will be achieved.

                       WHERE YOU CAN FIND MORE INFORMATION

         Acclaim is required to file periodic reports, proxy and information statements and other information with the SEC. You may read any materials filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Acclaim's SEC filings are also available to the public on the SEC's Internet website located at http://www.sec.gov.

         Acclaim has filed with the SEC a registration statement on Form S-3 under the Securities Act covering the issuance of the common stock. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information with respect to Acclaim and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.

         Acclaim has also filed the following documents with the SEC under the Securities Exchange Act and they are incorporated into this document by reference:

         (1) Acclaim's Annual Report on Form 10-K for the fiscal year ended August 31, 2001 as amended on December 7, 2001;

         (2)  Current Report on Form 8-K, filed on December 4, 2001;

         (3) Quarterly Report on Form 10-Q for the quarter ended December 2, 2001, filed on January 16, 2002;

         (4)  Current Report on Form 8-K, filed on February 11, 2002;

         (5)  Current Report on Form 8-K, filed on February 21, 2002;

         (6) Quarterly Report on Form 10-Q for the quarter ended March 3, 2002, filed on April 17, 2002; and

         (7) The information regarding Acclaim's common stock contained in the Registration Statement on Form 8-A, filed on June 8, 1988, as amended by the Current Report on Form 8-K, filed on August 25, 1989, relating to the one-for-two reverse stock split effected by Acclaim.


         Any document Acclaim files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date it is filed.

         Acclaim will provide to each person to whom this prospectus is delivered and who makes a written or oral request, free of charge, a copy of any document referred to above which has been incorporated into this prospectus by reference, except exhibits to the document. Requests for these documents should be sent to the Secretary, Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for copies should be made to the Secretary at (516) 656-5000.

         You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.

         This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Acclaim will bear all expenses in connection with the preparation and filing of this registration statement. Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale; commission expenses and brokerage fees will be paid by the selling stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Article VII of Acclaim's by-laws, which are incorporated herein by reference, Acclaim agrees to hold harmless and indemnify any of its officers, directors, employees and agents from and against any judgments, fines, liabilities, or amounts paid in settlement as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Such action, suit, or proceeding must have been initiated against the indemnified party in his or her capacity as an officer, director, employee or agent of Acclaim. However, indemnification will only be paid if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Acclaim and, in the case of a criminal proceeding, had no reasonable cause to believe such conduct was unlawful. No indemnification shall be payable under this provision if a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

ITEM 16.   EXHIBITS


EXHIBIT
NUMBER     DESCRIPTION
------     -----------

      4.1 -- Specimen form of the Company's common stock certificate (incorporated by reference to Exhibit 4 to the Company's Annual Report on Form 10-K for the year ended August 31, 1989, as amended)
      4.2 -- Rights Agreement dated as of June 5, 2000, between the Company and American Securities Transfer & Trust, Inc. (incorporated by reference to Exhibit 4 of the Company's Current Report on Form 8-K, filed on June 12, 2000)
      4.3 -- Form of Share Purchase Agreement between the Company and certain purchasers relating to the February 2002 Private Placement (incorporated by reference to Exhibit 10.28 of the Company's Quarterly Report on Form 10-Q, filed on April 17, 2002)

      4.4 -- Form of Registration Rights Agreement between the Company and certain purchasers relating to the February 2002 Private Placement (incorporated by reference to Exhibit 10.29 of the Company's Quarterly Report on Form 10-Q, filed on April 17,
              2002)
        5  -- Opinion of Katten Muchin Zavis Rosenman (filed herewith)
     23.1  -- Consent of KPMG LLP (filed herewith)
     23.3  -- Consent of Katten Muchin Zavis Rosenman (included in Exhibit 5)

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

         The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

         The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glen Cove, State of New York, on May 1, 2002.


                                          ACCLAIM ENTERTAINMENT, INC.




                                           By /s/ Gregory E. Fischbach
                                             -----------------------------------
                                                  Gregory E. Fischbach
                                                  Co-Chairman of the Board and
                                                  Chief Executive Officer






         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



               Signature                                         Title                       Date
               ---------                                         -----                       ----

/s/ Gregory E. Fischbach                      Co-Chairman of the Board and                May 1, 2002
---------------------------------------       Chief Executive Officer
Gregory E. Fischbach
                                                                                          May 1, 2002
/s/ Gerard F. Agoglia                         Chief Financial Officer and
---------------------------------------       Executive Vice President; Chief
Gerard F. Agoglia                             Financial and Accounting Officer